EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

Annual Meeting of Shareholders

June 25, 2013

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote

1.
The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
PASSED 282,926,236 (96.85%) For 9,211,758 (3.15%) Withheld

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuring year or until their successors are elected or appointed:

	Votes For		Votes Withheld
Derek W. Evans	173,034,360	(97.93%)	3,653,368	(2.07%)
John B. Zaozirny	172,015,793	(97.36%)	4,671,935	(2.64%)
Wayne K. Foo	172,987,669	(97.91%)	3,700,059	(2.09%)
Kelvin B. Johnston	173,650,822	(98.28%)	3,036,846	(1.72%)
James D. McFarland	170,749,038	(96.64%)	5,938,690	(3.36%)
Michael S. Parrett	173,097,872	(97.97%)	3,589,856	(2.03%)
A. Terence Poole	173,040,861	(97.94%)	3,646,867	(2.06%)
Barry D. Stewart	173,069,954	(97.95%)	3,617,774	(2.05%)
D. Michael G. Stewart	173,254,402	(98.06%)	3,433,326	(1.94%)

3.	The approval of an ordinary resolution authorizing and approving unallocated awards issuable pursuant to the long term incentive plan of the Corporation.	PASSED 147,398,937 (83.40%) For 29,330,290 (16.60%) Against

4.	The approval of an ordinary resolution approving certain amendments to the long term incentive plan of the Corporation.	PASSED 147,205,424 (83.29%) For 29,523,804 (16.71%) Against

5.	The approval of an ordinary resolution confirming and ratifying the Advance Notice By-law of the Corporation.	PASSED 172,387,890 (97.54%) For 4,341,335 (2.46%) Against

6.	The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 155,424,470 (87.96%) For 21,274,107 (12.04%) Against